P;|NYC\7069NYC0\

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


         For the fiscal year ended DECEMBER 31, 1999

                                 OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


         For the transition period from ______________ to _________________


         Commission file number 1-11569


                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                             3700 West Flamingo Road
                             Las Vegas, Nevada 89103

--------------------------------------------------------------------------------
              (Full title of the plan and the address of the plan)

                          HARRAH'S ENTERTAINMENT, INC..
                       5100 West Sahara Avenue, Suite 200
                             Las Vegas, Nevada 89146
--------------------------------------------------------------------------------

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

          This document consists of 13 pages. Exhibit Index on page 13.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS


                                                                                                          Page
                                                                                                          ----

Report of Independent Public Accountants                                                                    3


Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998                                                                 4-5

Statement of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 1999                                                               6

Notes to Financial Statements                                                                            7-10


Schedules:

I.       Schedule of Assets Held for Investment
         Purposes as of December 31, 1999                                                                  11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors
of Rio Suite Hotel & Casino, Inc.:

We have audited the accompanying statements of net assets available for benefits of the RIO SUITE HOTEL & CASINO EMPLOYEE RETIREMENT SAVINGS PLAN (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     ARTHUR ANDERSEN LLP


Memphis, Tennessee
June 23, 2000.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            AS OF DECEMBER 31, 1999


                                                                        Fidelity Institutional
                                          ---------------------------------------------------------------------------------
                                                                       Managed         Money         Market    Intermediate
                                           Magellan       Balanced      Income        Market         Index          Bond
                                             Fund           Fund       Portfolio     Portfolio       Fund           Fund
                                          -----------   -----------   -----------   -----------   -----------   -----------
                  ASSETS

INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                          $      --     $      --     $      --     $      --     $      --     $      --
   Balanced Fund                                 --            --            --            --            --            --
   Managed Income Portfolio                      --            --       1,973,077          --            --            --
   Money Market Portfolio                        --            --            --            --            --            --
   Spartan U.S. Equity Index Fund                --            --            --            --          89,656          --
   Intermediate Bond Fund                        --            --            --            --            --            --
   Harrah's Common Stock Fund                    --            --            --            --            --            --
   Loan Account                                  --            --            --            --            --            --
   Pending Transfer                        16,196,149     4,536,218          --       1,593,309     5,573,876       683,114
                                          -----------   -----------   -----------   -----------   -----------   -----------

      NET ASSETS AVAILABLE FOR BENEFITS   $16,196,149   $ 4,536,218   $ 1,973,077   $ 1,593,309   $ 5,663,532   $   683,114
                                          ===========   ===========   ===========   ===========   ===========   ===========

                                                     Fidelity Financial
                                          -----------------------------------------
                                          Harrah's Common    Money
                                               Stock        Market      Disbursement     Loan
                                               Fund          Fund         Account       Account        Total
                                            -----------   -----------   -----------   -----------   -----------
                  ASSETS

INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                            $      --     $      --     $      --     $      --     $      --
   Balanced Fund                                   --            --            --            --            --
   Managed Income Portfolio                        --            --            --            --       1,973,077
   Money Market Portfolio                          --          18,085        98,443          --         116,528
   Spartan U.S. Equity Index Fund                  --            --            --            --          89,656
   Intermediate Bond Fund                          --            --            --            --            --
   Harrah's Common Stock Fund                 5,662,184          --            --            --       5,662,184
   Loan Account                                    --            --            --       1,446,039     1,446,039
   Pending Transfer                                --            --            --          16,148    28,598,814
                                            -----------   -----------   -----------   -----------   -----------

      NET ASSETS AVAILABLE FOR BENEFITS     $ 5,662,184   $    18,085   $    98,443   $ 1,462,187   $37,886,298
                                            ===========   ===========   ===========   ===========   ===========


    The accompanying notes are an integral part of this financial statement.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1998


                                                                        Fidelity Institutional
                                          ------------------------------------------------------------------------------------------
                                                                           Managed         Money            Market      Intermediate
                                            Magellan        Balanced        Income         Market           Index           Bond
                                              Fund            Fund         Portfolio      Portfolio         Fund            Fund
                                          ------------    ------------    ------------   ------------   ------------    ------------
                  ASSETS

INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                          $  9,096,399    $       --      $       --     $       --     $       --      $       --
   Balanced Fund                                  --         3,416,002            --             --             --              --
   Managed Income Portfolio                       --                        1,410,085            --             --              --
   Money Market Portfolio                         --              --              --          847,072           --              --
   Market Index Fund                              --              --              --             --        2,707,636            --
   Intermediate Bond Fund                         --              --              --             --             --           358,211
   Rio Common Stock Fund                          --              --              --             --             --              --
   Loan Account                                   --              --              --             --             --              --
                                          ------------    ------------    ------------   ------------   ------------    ------------
              Total Investments              9,096,399       3,416,002       1,410,085        847,072      2,707,636         358,211

RECEIVABLES:
  Receivables                                   69,342          35,316          17,622         14,490         43,368           5,033
  Loan payments                                   --              --              --             --             --              --

               LIABILITIES

OUTSTANDING TRANSFERS                           (5,297)           (856)          7,356          4,420           (500)            101
                                          ------------    ------------    ------------   ------------   ------------    ------------

      NET ASSETS AVAILABLE FOR BENEFITS   $  9,171,038    $  3,452,174    $  1,420,351   $    857,142   $  2,751,504    $    363,143
                                          ============    ============    ============   ============   ============    ============


                                                       Fidelity Financial
                                          --------------------------------------------
                                           Rio Common        Money
                                              Stock          Market     Disbursement       Loan
                                              Fund           Fund         Account         Account         Total
                                          ------------   ------------   ------------    ------------   ------------
                  ASSETS

INVESTMENTS, AT MARKET VALUE:
   Magellan Fund                          $       --     $       --     $       --      $       --     $  9,096,399
   Balanced Fund                                  --             --             --              --        3,416,002
   Managed Income Portfolio                       --             --             --              --        1,410,085
   Money Market Portfolio                       38,875         18,054         59,866            --          963,867
   Market Index Fund                              --             --             --              --        2,707,636
   Intermediate Bond Fund                         --             --             --              --          358,211
   Rio Common Stock Fund                     2,915,761           --             --              --        2,915,761
   Loan Account                                   --             --             --           945,471        945,471
                                          ------------   ------------   ------------    ------------   ------------
              Total Investments              2,954,636         18,054         59,866         945,471     21,813,432

RECEIVABLES:
  Receivables                                      176           --           (1,179)           --          184,168
  Loan payments                                   --             --           (8,649)          8,197           (452)

               LIABILITIES

OUTSTANDING TRANSFERS                              433           --           (6,633)            976           --
                                          ------------   ------------   ------------    ------------   ------------

      NET ASSETS AVAILABLE FOR BENEFITS   $  2,954,379   $     18,054   $     56,671    $    952,692   $ 21,997,148
                                          ============   ============   ============    ============   ============


    The accompanying notes are an integral part of this financial statement.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                    Fidelity Institutional
                                   -------------------------------------------------------------------------------------
                                                                   Managed        Money        Market       Intermediate
                                    Magellan        Balanced       Income         Market       Index           Bond
                                      Fund            Fund        Portfolio     Portfolio       Fund           Fund
                                   -----------    -----------    -----------   -----------   -----------    -----------
CONTRIBUTIONS:
   Employer                        $ 1,621,429   $   584,509    $   273,072     $  277,178   $   819,665    $  145,622
   Employee                          2,692,456       903,070        396,607        436,010     1,367,786       219,447
   Rollover contributions              256,335        85,421         10,906         79,690       183,923        20,736
                                   -----------    -----------    -----------   -----------   -----------    -----------
     Total contributions             4,570,220     1,573,000        680,585        792,878     2,371,374       385,805

INVESTMENT INCOME:
   Realized gain (loss)                 67,155          (289)          --             --          58,956        (5,713)
   Unrealized gain (loss)            1,490,768      (295,731)          --             --         663,924       (19,935)
   Interest and dividends            1,156,759       618,814         93,867         58,713        78,017        31,133
                                   -----------    -----------    -----------   -----------   -----------    -----------
     Total net investment income     2,714,682       322,794         93,867         58,713       800,897         5,485

BENEFIT DISTRIBUTIONS                  844,825       405,752        114,300        192,301       270,060        61,537

ADMINISTRATIVE EXPENSES                 49,639        18,020          7,318          4,933        15,550         2,102

INTERFUND TRANSFERS                    634,673      (387,978)      (100,108)        81,810        25,367        (7,680)
                                   -----------    -----------    -----------   -----------   -----------    -----------

NET INCREASE                         7,025,111     1,084,044        552,726        736,167     2,912,028       319,971

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                 9,171,038     3,452,174      1,420,351        857,142     2,751,504       363,143
                                   -----------    -----------    -----------   -----------   -----------    -----------

   End of year                     $16,196,149   $ 4,536,218    $ 1,973,077    $ 1,593,309   $ 5,663,532   $   683,114
                                   ===========    ===========    ===========   ===========   ===========    ===========


                                                  Fidelity Financial
                                     -----------------------------------------
                                   Harrah's Common      Money
                                        Stock           Market     Disbursement      Loan
                                        Fund             Fund        Account        Account        Total
                                     -----------    -----------    -----------    -----------   -----------
CONTRIBUTIONS:
   Employer                          $  620,161     $     --       $  (57,313)    $     --      $ 4,284,323
   Employee                             983,398           --             --                       6,998,774
   Rollover contributions               164,151           --             --             --          801,162
                                     -----------    -----------    -----------    -----------   -----------
     Total contributions              1,767,710           --          (57,313)          --       12,084,259

INVESTMENT INCOME:
   Realized gain (loss)                 362,993           --             --             --          483,102
   Unrealized gain (loss)             1,787,543           --             --                       3,626,569
   Interest and dividends                 3,325            825          7,276        118,532      2,167,261
                                     -----------    -----------    -----------    -----------   -----------
     Total net investment income      2,153,861            825          7,276        118,532      6,276,932

BENEFIT DISTRIBUTIONS                   402,444            453           --           65,040      2,356,712

ADMINISTRATIVE EXPENSES                  17,683             84           --             --          115,329

INTERFUND TRANSFERS                    (793,639)          (257)        91,809        456,003           --
                                     -----------    -----------    -----------    -----------   -----------

NET INCREASE                          2,707,805             31         41,772        509,495     15,889,150

NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                  2,954,379         18,054         56,671        952,692     21,997,148
                                     -----------    -----------    -----------    -----------   -----------

   End of year                      $ 5,662,184    $    18,085    $    98,443    $ 1,462,187    $37,886,298
                                     ===========    ===========    ===========    ===========   ===========


    The accompanying notes are an integral part of this financial statement.

                            RIO SUITE HOTEL & CASINO

                        EMPLOYEE RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999



1.       DESCRIPTION OF THE PLAN

The following description of the Rio Suite Hotel & Casino Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL INFORMATION

The Plan is a voluntary, qualified, defined contribution plan covering substantially all employees of the Rio Suite Hotel & Casino (the Company) who have completed six months of service and have attained the age of twenty-one prior to January 1, 1999. Subsequent to January 1, 1999, employees are eligible to participate in the Plan after 90 days of service. Eligibility for Company matching contributions begins on January 1 or July 1 following completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments are managed by Fidelity Institutional Retirement Services Company. As of December 31, 1999, Plan trustees were James A. Barrett, Jr. and Ronald J. Radcliffe.

As discussed in Note 7, the Company merged with Harrah's Entertainment Inc. and HEI Acquisition Corp. III., effective January 1, 1999. In conjunction with the merger, the Plan merged into the Harrah's Entertainment Savings and Retirement Plan effective January 1, 2000.

COMPANY MERGER

Effective January 1, 1999, the Company was merged with Harrah's Entertainment, Inc. As of that date the stock in the Rio Common Stock Fund was converted to the common stock of Harrah's Entertainment, Inc.

ADMINISTRATION

The Plan is sponsored by the Company. Lebenson Actuarial Services, Inc. provides recordkeeping for the Plan.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contributions, allocation of the Company's contributions and the proportionate allocation of the Plan's earnings or losses. Forfeitures of terminated participants' nonvested benefits are applied to reduce the Company's contributions to the Plan. The benefit to which a participant is entitled is equal to the balance in the participant's account less any non-vested matching employer contributions.

CONTRIBUTIONS

Prior to January 1, 1999, the Company made matching contributions of 25% of employee contributions, up to 6% of a participant's compensation. Effective January 1, 1999, the Company increased its matching contribution to 100% of employee contributions up to 6% of participant's compensation.

Participant contributions are limited to 1% to 15% of compensation. Participant contributions were taken from before-tax compensation and, along with investment earnings, are not part of a participant's annual taxable income until withdrawn from the Plan.

VESTING

Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. A participant vests in the remaining balance at 40% after two full years of service and in additional 20% increments until the participant is 100% vested after five full years of credited service. Upon death, a participant is automatically 100% vested.

PAYMENT OF BENEFITS

Upon termination of service, retirement, death or disability, a participant may elect to receive the value of all vested benefits in the form of a joint and survivor annuity, or, if not married, a life annuity, a lump-sum amount, or monthly, quarterly, semi-annual or annual cash installments over a specified period. If the value of a terminated participant vested benefit does not exceed $5,000, the entire vested benefit will be paid in a single lump-sum.

EXCESS CONTRIBUTIONS

Included in net assets available for benefits at December 31, 1998 are excess contributions of $16,434, which were refunded to participants before March 15, 1999.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The books and records of the Plan are maintained on an accrual basis.

INVESTMENTS

Investments are stated at their current market value measured by quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

PLAN EXPENSES

Legal, trust management, administrative and accounting expenses are paid by the trust fund to the extent not paid by the Company.

3.       INVESTMENTS

Participant contributions are invested in the following funds at the participants' elections:

FIDELITY MAGELLAN FUND

The Magellan Fund seeks long-term capital appreciation by investing in common stocks and convertible securities of both foreign and domestic companies.

FIDELITY BALANCED FUND

This fund seeks as much income as possible, consistent with preservation of capital. Investments include common and preferred stocks and bonds.

FIDELITY MANAGED INCOME PORTFOLIO

This portfolio seeks preservation of capital and a competitive level of income over time. This portfolio purchases short and long-term investment contracts that meet the high credit quality standards of Fidelity Management Trust Company. In addition, investments are made in money market instruments.

FIDELITY MONEY MARKET PORTFOLIO

This portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. The yield will fluctuate with changes in market conditions. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

HARRAH'S COMMON STOCK FUND

This fund is invested by Fidelity Financial Group, Inc. (Fidelity) in Harrah's Entertainment, Inc. common stock. Fidelity has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund.

FIDELITY INTERMEDIATE BOND

This fund seeks high current income by investing mainly in investment-grade debt securities while maintaining maturities of three to ten years. To achieve this investment strategy, shareholders' investments are pooled and invested towards a specific goal.

SPARTAN U.S. EQUITY INDEX FUND

This fund seeks a total return which corresponds to that of the Standard & Poor's Composite Index of 500 Stocks. To achieve this investment strategy, investments are made in the stocks which comprise the S&P Market Index.

4.       PARTICIPANT LOANS

The Plan provides that participants are able to request loans for amounts equal to as much as 50% of their account balances, subject to certain rules and limitations specified in the Plan. Interest rates on participant loans outstanding at December 31, 1999 vary from 8% to 11%.

5.       TAX STATUS

The Plan obtained its last determination letter from the Internal Revenue Service on January 26, 1995. At that time, the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Plan has been amended subsequently. The Plan administration and tax counsel believe that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and the related trust was tax exempt as of the financial statement date.

6.       VOLUNTARY COMPLIANCE RESOLUTION PROGRAM

During 1995, the Company discovered that there had been a discrepancy between employee requested deferral amounts and actual deferrals for certain types of non-regular payrolls relating to the three years ended December 31, 1994. The Company engaged a firm with benefit plan expertise to determine the amount of the under-withholding and submitted a plan for rectifying the discrepancy under the Voluntary Compliance Resolution Program with the Internal Revenue Service. In April 1997, the Company made an additional contribution to the Plan of $106,830 in accordance with an agreement made under the Voluntary Compliance Resolution Program with the Internal Revenue Service. The balance of $18,054 in the VCR fund at December 31, 1999 and 1998 represented the amount due to participants who terminated from the plan and have not been located to disburse the funds. When the terminated participants are located, they will be paid out of this fund.

7.   SUBSEQUENT EVENT

As a result of a merger between Rio Hotel and Casino, Inc., Harrah's Entertainment Inc. and HEI Acquisition Corp. III, effective January 1, 2000, the Plan was merged into the Harrah's Entertainment, Inc. Savings and Retirement Plan ("Harrah's Plan"). Approximately $36.3 million of assets were transferred to the custodian of the Harrah's Plan, State Street Bank and Trust Company.

                            RIO SUITE HOTEL & CASINO
                        EMPLOYEE RETIREMENT SAVINGS PLAN
                  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999                 SCHEDULE I
                                (EIN: 88-0288115)


                                              DESCRIPTION OF                          MARKET
IDENTITY OF ISSUER                              INVESTMENT                            VALUE
------------------------------    ---------------------------------------       -------------------


Fidelity Management Trust Co.*    1,976,942.880 units of Fidelity
                                  Managed Income Portfolio                             $ 1,973,077

Harrah's Entertainment, Inc.*     214,391 shares of  Harrah's
                                  Entertainment, Inc. Common
                                  Stock                                                  5,662,184

Fidelity Management Trust Co.*    1,721.178 shares of Spartan U.S.
                                  Equity Index Fund                                         89,656

Fidelity Management Trust Co.*    116,528 shares of Money Market                           116,528
                                  Portfolio

Participant Loans*                8%-11%                                                 1,446,039

Other                             Pending Transfer to Harrah's
                                  Savings and Retirement Plan                           28,601,814
                                                                                -------------------

              Total                                                                   $ 37,889,298
                                                                                ===================


              *Party-in-interest

                                    SIGNATURE
                                -----------------


 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                            RIO SUITE HOTEL & CASINO
                                            EMPLOYEE RETIREMENT SAVINGS PLAN





                                     By:    /s/ RONALD J. RADCLIFFE
                                            ----------------------------
                                            Ronald J. Radcliffe, Trustee

                                  EXHIBIT INDEX



Description
-----------


Consent of Independent Public Accountants